CUSIP No. G50752 107

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

JATT Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G50752 107

(CUSIP Number)

Athanor Capital, L.P.

888 Seventh Avenue, 21st Floor

New York, NY 10019

Attn: Mudit Gupta

Tel: (646) 813-2475

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G50752 107

1.	NAME OF REPORTING PERSON Athanor Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,388,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,388,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 1,666,300 Class A Ordinary Shares held by Athanor Master Fund, LP and 721,700 Class A Ordinary Shares held by Athanor International Master Fund, LP.
(2)

Based on 13,800,000 Class A Ordinary Shares outstanding, consisting of 12,000,000 shares outstanding as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021, plus 1,800,000 shares issued on July 19, 2021 in connection with the underwriters’ exercise in full of their over-allotment option, as reported in the Issuer’s Report on Form 8-K filed with the SEC on July 19, 2021.

CUSIP No. G50752 107

1.	NAME OF REPORTING PERSON Athanor Capital GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,388,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,388,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,666,300 Class A Ordinary Shares held by Athanor Master Fund, LP and 721,700 Class A Ordinary Shares held by Athanor International Master Fund, LP.
(2)

Based on 13,800,000 Class A Ordinary Shares outstanding, consisting of 12,000,000 shares outstanding as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021, plus 1,800,000 shares issued on July 19, 2021 in connection with the underwriters’ exercise in full of their over-allotment option, as reported in the Issuer’s Report on Form 8-K filed with the SEC on July 19, 2021.

CUSIP No. G50752 107

1.	NAME OF REPORTING PERSON Athanor Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,666,300
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,666,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 13,800,000 Class A Ordinary Shares outstanding, consisting of 12,000,000 shares outstanding as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021, plus 1,800,000 shares issued on July 19, 2021 in connection with the underwriters’ exercise in full of their over-allotment option, as reported in the Issuer’s Report on Form 8-K filed with the SEC on July 19, 2021.

CUSIP No. G50752 107

1.	NAME OF REPORTING PERSON Athanor Capital Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,666,300(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,666,300(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,300(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	Shares held by Athanor Master Fund, LP.
(2)

Based on 13,800,000 Class A Ordinary Shares outstanding, consisting of 12,000,000 shares outstanding as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021, plus 1,800,000 shares issued on July 19, 2021 in connection with the underwriters’ exercise in full of their over-allotment option, as reported in the Issuer’s Report on Form 8-K filed with the SEC on July 19, 2021.

CUSIP No. G50752 107

1.	NAME OF REPORTING PERSON Athanor International Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 721,700
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 721,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 13,800,000 Class A Ordinary Shares outstanding, consisting of 12,000,000 shares outstanding as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021, plus 1,800,000 shares issued on July 19, 2021 in connection with the underwriters’ exercise in full of their over-allotment option, as reported in the Issuer’s Report on Form 8-K filed with the SEC on July 19, 2021.

CUSIP No. G50752 107

1.	NAME OF REPORTING PERSON Athanor International Fund GP, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 721,700(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 721,700(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,700(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	Shares held by Athanor International Master Fund, LP.
(2)

Based on 13,800,000 Class A Ordinary Shares outstanding, consisting of 12,000,000 shares outstanding as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021, plus 1,800,000 shares issued on July 19, 2021 in connection with the underwriters’ exercise in full of their over-allotment option, as reported in the Issuer’s Report on Form 8-K filed with the SEC on July 19, 2021.

CUSIP No. G50752 107

1.	NAME OF REPORTING PERSON Parvinder Thiara I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,388,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,388,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 1,666,300 Class A Ordinary Shares held by Athanor Master Fund, LP and 721,700 Class A Ordinary Shares held by Athanor International Master Fund, LP.
(2)

Based on 13,800,000 Class A Ordinary Shares outstanding, consisting of 12,000,000 shares outstanding as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021, plus 1,800,000 shares issued on July 19, 2021 in connection with the underwriters’ exercise in full of their over-allotment option, as reported in the Issuer’s Report on Form 8-K filed with the SEC on July 19, 2021.

CUSIP No. G50752 107

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Ordinary Shares (the “Class A Shares”), par value $0.0001 per share, of JATT Acquisition Corp, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Athanor Capital, LP (“Athanor Capital”)

(ii) Athanor Capital GP, LLC (“Athanor Capital GP”)

(iii) Athanor Master Fund, LP (the “Master Fund”)

(iv) Athanor Capital Partners, LP (“Master GP”)

(v) Athanor International Master Fund, LP (the “International Master Fund”, and together with the Master Fund, the “Funds”)

(vi) Athanor International Fund GP, LP (“International Master GP”)

(vii) Parvinder Thiara

The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

(b) The principal business address of each Reporting Person is c/o Athanor Capital, LP, 888 Seventh Avenue, 21st Floor, New York, NY 10019.

(c) The Funds are private investment partnerships, the principal business of which is to make investments. The principal business of Master GP is to act as the general partner of the Master Fund. The principal business of International Master GP is to act as the general partner of the International Master Fund. The principal business of Athanor Capital is to act as the investment adviser to the Funds. The principal business of Athanor Capital GP is to act as the general partner of Athanor Capital. Parvinder Thiara is the managing member of (i) Athanor Capital GP, (ii) Athanor Capital Partners GP, LLC, the general partner of Master GP, and (iii) Athanor International Fund Ultimate GP, LLC, the general partner of International Master GP.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Athanor Capital is a Delaware limited partnership. Athanor Capital GP is a Delaware limited liability company. The Master Fund is a Cayman Islands limited partnership. Master GP is a Delaware limited partnership. The International Master Fund is a Cayman Islands limited partnership. International Master GP is a Delaware limited partnership. Parvinder Thiara is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On July 16, 2021 the Issuer completed its initial public offering of 12,000,000 units, at a price of $10.00 per unit, each unit consisting of one Class A Share and one-half of one Warrant to purchase one Class A Share at $11.50 per share, pursuant to a Registration Statement on Form S-1 filed with the SEC on June 15, 2021 and declared effective on July 13, 2021 (the “Form S-1”). The Funds purchased an aggregate 2,388,000 units for aggregate consideration of $23,880,000. The source of such funds was the working capital of the Funds.

CUSIP No. G50752 107

Item 4. Purpose of Transaction.

The Funds acquired and hold the securities of the Issuer for investment purposes. Josh Distler, a portfolio manager at Athanor Capital, is a member of the Issuer’s Board of Directors, as the Funds’ representative. In addition, the Funds own a passive ownership interest in JATT Ventures, L.P., the sponsor of the Issuer. Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons expect to evaluate their investment on an ongoing basis, and as a result may at any time or from time to time determine, either alone or as part of a group, to (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer that they own, in the open market, in privately negotiated transactions or otherwise, or (c) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and any agreement or agreements that have been or may be entered into with the Issuer. The Reporting Persons reserve the right to change their intention with respect to any or all of such matters at any time. In reaching any decision as to a course of action, as well as to the specific elements thereof, the Reporting Persons expect that they would take into consideration a variety of factors, including but not limited to the following: the Issuer’s financial condition, strategic direction, business, prospects and anticipated future developments, conditions in the securities markets, general economic and industry conditions and other factors, actions taken by the Issuer’s management and Board of Directors, the market price of the Issuer’s securities, and changes in law and regulatory matters.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as described in this statement on Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Shares during the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, the Class A Shares reported herein were purchased as units consisting of one Class A Share and one-half of one Warrant to purchase one Class A Share at $11.50 per share. The Funds hold an aggregate 1,194,000 Warrants, which will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering on July 16, 2021. The Warrants will expire five years after the completion of the Issuer’s initial business combination, or earlier upon redemption or the Issuer’s liquidation. The Form of Warrant is incorporated herein as Exhibit B by reference, and any description of the Warrants is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Warrant Agreement, dated as of July 16, 2021, by and between the Company and Continental Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit No. 4.1 the Issuer’s Current Report on Form 8-K filed on July 19, 2021)

CUSIP No. G50752 107

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2021

ATHANOR CAPITAL, LP

By: Athanor Capital GP, LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

ATHANOR CAPITAL GP, LLC

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

ATHANOR MASTER FUND, LP

By: Athanor Capital Partners, LP, its general partner
By: Athanor Capital Partners GP, LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

ATHANOR CAPITAL PARTERS, LP

By: Athanor Capital Partners GP, LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

ATHANOR INTERNATIONAL MASTER FUND, LP

By: Athanor International Fund GP, LP, its general partner
By: Athanor International Fund Ultimate GP, LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

CUSIP No. G50752 107

ATHANOR INTERNATIONAL FUND GP, LP

By: Athanor International Fund Ultimate GP LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

PARVINDER THIARA

/s/ Parvinder Thiara
Parvinder Thiara, individually

CUSIP No. G50752 107

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 26, 2021

ATHANOR CAPITAL, LP

By: Athanor Capital GP, LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

ATHANOR CAPITAL GP, LLC

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

ATHANOR MASTER FUND, LP

By: Athanor Capital Partners, LP, its general partner
By: Athanor Capital Partners GP, LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

ATHANOR CAPITAL PARTERS, LP

By: Athanor Capital Partners GP, LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

ATHANOR INTERNATIONAL MASTER FUND, LP

By: Athanor International Fund GP, LP, its general partner
By: Athanor International Fund Ultimate GP, LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

CUSIP No. G50752 107

ATHANOR INTERNATIONAL FUND GP, LP

By: Athanor International Fund Ultimate GP LLC, its general partner

By:	/s/ Mudit Gupta
Name: Mudit Gupta
Title: Authorized Signatory

PARVINDER THIARA
/s/ Parvinder Thiara
Parvinder Thiara, individually